[SatCon Technology Corporation Letterhead]

June 16, 2003

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SatCon Technology Corporation Registration Statement on Form S-3 (File No. 333-103951)

Ladies and Gentlemen:

        SatCon Technology Corporation, a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form S-3 (File No. 333-103951) (the "Registration Statement"). The Company requests withdrawal of the Registration Statement because it has determined to include the shares intended to be registered thereon in its registration statement on Form S-3 referenced as File No. 333-103950. No shares of Common Stock of the Company have been issued or sold under the Registration Statement.

        If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (617) 349-0851 or Jonathan Bell, Esq. at (617) 310-6038.

                      Sincerely,

                      /s/ Joseph S. Moran

                      Joseph S. Moran
                      Vice President, General Counsel and Secretary

cc: Jonathan Bell, Esq.